UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Altisource Portfolio Solutions S.A.
(Name of Issuer)
Common stock
(Title of Class of Securities)
L0175J104
(CUSIP Number)
William C. Erbey
2002 Summit Boulevard, Suite 600
Atlanta, Georgia 30319
(561) 682-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 10, 20091
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 This constitutes a late filing due to administrative oversight on the part of the reporting persons.

CUSIP No.	L0175J104

1	NAMES OF REPORTING PERSONS William C. Erbey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0 (as of 8/10/2009 and 9/1/2011)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,179,581[2] (as of 8/10/2009); 6,550,464[3] (as of 9/1/2011)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (as of 8/10/2009 and 9/1/2011)

WITH	10	SHARED DISPOSITIVE POWER

6,179,581[2] (as of 8/10/2009); 6,550,464[3] (as of 9/1/2011)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,179,581 (as of 8/10/2009); 6,550,464 (as of 9/1/2011)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.4%* (as of 8/10/2009); 26.1%** (as of 9/1/2011)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
2 Includes (i) 4,108,748 shares held by FF Plaza Limited Partnership (“FF Plaza”), a Delaware partnership of which the partners are William C. Erbey, his spouse E. Elaine Erbey and Delaware Permanent Corporation (“Delaware Permanent”), a corporation wholly-owned by William C. Erbey, (ii) 1,803,234 shares held by Erbey Holding Corporation (“Erbey Holding”), a corporation wholly-owned by William C. Erbey and (iii) options to acquire 267,599 shares held by FF Plaza, which were exercisable on or within 60 days after August 10, 2009.
3 Includes (i) 17,541 shares held jointly by Mr. Erbey and his spouse, E. Elaine Erbey, (ii) 4,109,572 shares held by FF Plaza, (iii) 1,803,234 shares held by Erbey Holding, and (iv) options to acquire 620,117 shares held by FF Plaza, which were exercisable on or within 60 days after September 1, 2011.

CUSIP No.	L0175J104

1	NAMES OF REPORTING PERSONS E. Elaine Erbey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0 (as of 8/10/2009 and 9/1/2011)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,376,347[4] (as of 8/10/2009); 4,747,230[5] (as of 9/1/2011)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (as of 8/10/2009 and 9/1/2011)

WITH	10	SHARED DISPOSITIVE POWER

4,376,347[4] (as of 8/10/2009); 4,747,230[5] (as of 9/1/2011)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,376,347 (as of 8/10/2009); 4,747,230 (as of 9/1/2011)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.0%* (as of 8/10/2009); 18.9%** (as of 9/1/2011)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
4 Includes (i) 4,108,748 shares held by FF Plaza and (ii) options to acquire 267,599 shares held by FF Plaza, which were exercisable on or within 60 days after August 10, 2009.
5 Includes (i) 17,541 shares held jointly by Mr. Erbey and his spouse, E. Elaine Erbey, (ii) 4,109,572 shares held by FF Plaza, and (iii) options to acquire 620,117 shares held by FF Plaza, which were exercisable on or within 60 days after September 1, 2011.

CUSIP No.	L0175J104

1	NAMES OF REPORTING PERSONS FF Plaza Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 (as of 8/10/2009 and 9/1/2011)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,376,347[6] (as of 8/10/2009); 4,729,689[7] (as of 9/1/2011)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (as of 8/10/2009 and 9/1/2011)

WITH	10	SHARED DISPOSITIVE POWER

4,376,3476[6] (as of 8/10/2009); 4,729,689[7] (as of 9/1/2011)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,376,347 (as of 8/10/2009); 4,729,689 (as of 9/1/2011)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.0%* (as of 8/10/2009); 18.8%** (as of 9/1/2011)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
6 Includes (i) 4,108,748 shares held by FF Plaza, and (ii) options to acquire 267,599 shares held by FF Plaza, which were exercisable on or within 60 days after August 10, 2009.
7 Includes (i) 4,109,572 shares held by FF Plaza, and (ii) options to acquire 620,117 shares held by FF Plaza, which were exercisable on or within 60 days after September 1, 2011.

CUSIP No.	L0175J104

1	NAMES OF REPORTING PERSONS Delaware Permanent Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 (as of 8/10/2009 and 9/1/2011)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,376,347[8] (as of 8/10/2009); 4,729,689[9] (as of 9/1/2011)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (as of 8/10/2009 and 9/1/2011)

WITH	10	SHARED DISPOSITIVE POWER

4,376,347[8] (as of 8/10/2009); 4,729,689[9] (as of 9/1/2011)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,376,347 (as of 8/10/2009); 4,729,689 (as of 9/1/2011)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.0%* (as of 8/10/2009); 18.8%** (as of 9/1/2011)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
8 Includes (i) 4,108,748 shares held by FF Plaza and (ii) options to acquire 267,599 shares held by FF Plaza, which were exercisable on or within 60 days after August 10, 2009.
9 Includes (i) 4,109,572 shares held by FF Plaza, and (ii) options to acquire 620,117 shares held by FF Plaza, which were exercisable on or within 60 days after September 1, 2011.

CUSIP No.	L0175J104

1	NAMES OF REPORTING PERSONS Erbey Holding Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 (as of 8/10/2009 and 9/1/2011)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,803,234 (as of 8/10/2009 and 9/1/2011)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (as of 8/10/2009 and 9/1/2011)

WITH	10	SHARED DISPOSITIVE POWER

1,803,234 (as of 8/10/2009 and 9/1/2011)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,803,234 (as of 8/10/2009 and 9/1/2011)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%* (as of 8/10/2009); 7.4%** (as of 9/1/2011)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* The ownership percentage for each Reporting Person, as defined below, as of August 10, 2009 is based upon 24,050,036 shares outstanding according to the Issuer’s Form 10-Q for period ended September 30, 2009.
** The ownership percentage for each Reporting Person, as defined below, as of September 1, 2011 is based upon 24,505,125 shares outstanding according to the Issuer’s Form 10-Q for period ended June 30, 2011.

ITEM 1. Security and Issuer.
The securities to which this Schedule 13D relates are the shares of common stock, par value $1.00 per share (“Common Stock”), of Altisource Portfolio Solutions S.A.., a company organized under the laws of Luxembourg (the “Issuer”). The principal executive offices of the Issuer are located at 291, route d’Arlon, L-1150 Luxembourg, Grand Duchy of Luxembourg.
ITEM 2. Identity and Background.
(a) This Schedule 13D is filed jointly by William C. Erbey, his spouse E. Elaine Erbey, FF Plaza, Delaware Permanent and Erbey Holding (each, a “Reporting Person”, and together, the “Reporting Persons”). The partners of FF Plaza are Mr. and Mrs. Erbey and Delaware Permanent. Delaware Permanent and Erbey Holding are wholly-owned by Mr. Erbey.
(b) Mr. and Mrs. Erbey’s business address is 2002 Summit Boulevard, 6th Floor, Atlanta, Georgia 30319. The principal office of each of FF Plaza, a Delaware limited partnership, Delaware Permanent, a Delaware corporation, and Erbey Holding, a Delaware corporation, is 2002 Summit Boulevard, 6th Floor, Atlanta, Georgia 30319.
(c) Mr. Erbey is Executive Chairman of Ocwen Financial Corporation (“Ocwen”), a global financial services company, and Chairman of the Board of the Issuer. Mrs. Erbey is retired. Each of FF Plaza, Delaware Permanent and Erbey Holding is a holding company for the investment of securities.
(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
(f) Mr. and Mrs. Erbey are United States citizens.
ITEM 3. Source and Amount of Funds or Other Consideration.
The shares of Common Stock and stock options were granted by the Issuer to the Reporting Persons for no consideration in connection with the separation and spin-off (the “Separation”) of the Issuer from Ocwen.
ITEM 4. Purpose of Transaction.
On August 10, 2009 (the “Separation Date”), the Issuer became a stand-alone public company in connection with the Separation. On the Separation Date, Ocwen distributed all of the Issuer’s Common Stock to Ocwen’s shareholders. Ocwen’s stockholders received one share of Issuer Common Stock for every three shares of Ocwen common stock held as of August 4, 2009. The Issuer granted the Common Stock and stock options to the Reporting Persons in connection with the Separation.
A copy of the Separation Agreement, dated August 10, 2009, by and between Ocwen and the Issuer, is filed as Exhibit 10.1 to the Issuer’s Form 8-K filed August 13, 2009, and is incorporated herein by reference.
ITEM 5. Interest in Securities of the Issuer.
(a) As of August 10, 2009, William C. Erbey beneficially owns: (i) 4,108,748 shares of Common Stock held by FF Plaza, a Delaware partnership of which the partners are William C. Erbey, his spouse E. Elaine Erbey and Delaware Permanent, a corporation wholly-owned by William C. Erbey, (ii) 1,803,234 shares of Common Stock held by Erbey Holding, a corporation wholly-owned by William C. Erbey and (iii) options to acquire 267,599 shares held by FF Plaza, which were exercisable on or within 60 days after August 10, 2009. E. Elaine Erbey, FF Plaza, and Delaware Permanent beneficially own: (i) 4,108,748 shares of Common Stock held by FF Plaza, and (ii) options to acquire 267,599 shares held by FF Plaza, which were exercisable on or within 60 days after August 10, 2009. Erbey Holding beneficially owns 1,803,234 shares of Common Stock.

For purposes of this Schedule 13D, the ownership percentage for each Reporting Person as of August 10, 2009 is based upon 24,050,036 shares outstanding according to the Issuer’s Form 10-Q for period ended September 30, 2009. William C. Erbey beneficially owns 25.4% of the Common Stock. E. Elaine Erbey, FF Plaza, and Delaware Permanent beneficially own 18.0% of the Common Stock. Erbey Holdings beneficially owns 7.5% of the Common Stock.
As of September 1, 2011, William C. Erbey beneficially owns: (i) 17,541 shares held jointly by Mr. Erbey and his spouse, E. Elaine Erbey, (ii) 4,109,572 shares of Common Stock held by FF Plaza, a Delaware partnership of which the partners are William C. Erbey, his spouse E. Elaine Erbey and Delaware Permanent, a corporation wholly-owned by William C. Erbey, (iii) 1,803,234 shares of Common Stock held by Erbey Holding, a corporation wholly-owned by William C. Erbey and (iv) options to acquire 620,117 shares held by FF Plaza, which were exercisable on or within 60 days after September 1, 2011. E. Elaine Erbey beneficially owns (i) 17,541 shares held jointly by Mr. and Mrs. Erbey, (ii) 4,109,572 shares of Common Stock held by FF Plaza, a Delaware partnership of which the partners are William C. Erbey, E. Elaine Erbey and Delaware Permanent, a corporation wholly-owned by William C. Erbey, and (iii) options to acquire 620,117 shares held by FF Plaza, which were exercisable on or within 60 days after September 1, 2011. FF Plaza and Delaware Permanent beneficially own: (i) 4,109,572 shares of Common Stock held by FF Plaza and (ii) options to acquire 620,117 shares held by FF Plaza, which were exercisable on or within 60 days after September 1, 2011. Erbey Holding beneficially owns 1,803,234 shares of Common Stock.
For purposes of this Schedule 13D, the ownership percentage for each Reporting Person as of September 1, 2011 is based upon 24,505,125 shares outstanding according to the Issuer’s Form 10-Q for period ended June 30, 2011. William C. Erbey beneficially owns 26.1% of the Common Stock. E. Elaine Erbey beneficially owns 18.9% of the Common Stock, FF Plaza and Delaware Permanent beneficially own 18.8% of the Common Stock. Erbey Holdings beneficially owns 7.4% of the Common Stock.
(b) William C. Erbey:
(1)	Sole Voting Power: 0 (as of 8/10/2009 and 9/1/2011)

(2)	Shared Voting Power: 6,179,581 (as of 8/10/2009); 6,550,464 (as of 9/1/2011)

(3)	Sole Dispositive Power: 0 (as of 8/10/2009 and 9/1/2011)

(4)	Shared Dispositive Power: 6,179,581 (as of 8/10/2009); 6,550,464 (as of 9/1/2011)
E. Elaine Erbey:
(1)	Sole Voting Power: 0 (as of 8/10/2009 and 9/1/2011)

(2)	Shared Voting Power: 4,376,347 (as of 8/10/2009); 4,747,230 (as of 9/1/2011)

(3)	Sole Dispositive Power: 0 (as of 8/10/2009 and 9/1/2011)

(4)	Shared Dispositive Power: 4,376,347 (as of 8/10/2009); 4,747,230 (as of 9/1/2011)
FF Plaza Limited Partnership:
(1)	Sole Voting Power: 0 (as of 8/10/2009 and 9/1/2011)

(2)	Shared Voting Power: 4,376,347 (as of 8/10/2009); 4,729,689 (as of 9/1/2011)

(3)	Sole Dispositive Power: 0 (as of 8/10/2009 and 9/1/2011)

(4)	Shared Dispositive Power: 4,376,347 (as of 8/10/2009); 4,729,689 (as of 9/1/2011)

Delaware Permanent Corporation:
(1)	Sole Voting Power: 0 (as of 8/10/2009 and 9/1/2011)

(2)	Shared Voting Power: 4,376,347 (as of 8/10/2009); 4,729,689 (as of 9/1/2011)

(3)	Sole Dispositive Power: 0 (as of 8/10/2009 and 9/1/2011)

(4)	Shared Dispositive Power: 4,376,347 (as of 8/10/2009); 4,729,689 (as of 9/1/2011)
Erbey Holding Corporation:
(1)	Sole Voting Power: 0 (as of 8/10/2009 and 9/1/2011)

(2)	Shared Voting Power: 1,803,234 (as of 8/10/2009 and 9/1/2011)

(3)	Sole Dispositive Power: 0 (as of 8/10/2009 and 9/1/2011)

(4)	Shared Dispositive Power: 1,803,234 (as of 8/10/2009 and 9/1/2011)
(c) Transactions within past 60 days of August 10, 2009: The information in Item 4 above is incorporated herein by reference.
Transactions within past 60 days of September 1, 2011: None.
(d) Not applicable.
(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.
The information in Item 4 above is incorporated herein by reference.
Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.
ITEM 7. Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit 1	Joint Filing Agreement, dated September 1, 2011, by and among William C. Erbey, E. Elaine Erbey, FF Plaza Limited Partnership, Delaware Permanent Corporation, and Erbey Holding Corporation.

Exhibit 2
Separation Agreement, dated August 10, 2009, by and between Ocwen and the Issuer (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 13, 2009 and incorporated herein by reference).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

William C. Erbey
Dated: September 1, 2011	/s/ William C. Erbey
William C. Erbey

E. Elaine Erbey
Dated: September 1, 2011	/s/ E. Elaine Erbey
E. Elaine Erbey

FF Plaza Limited Partnership
Dated: September 1, 2011	By:	/s/ William C. Erbey
Delaware Permanent Corporation, general partner
		Name:	William C. Erbey
		Title:	President

Delaware Permanent Corporation
Dated: September 1, 2011	By:	/s/ William C. Erbey
		Name:	William C. Erbey
		Title:	President

Erbey Holding Corporation
Dated: September 1, 2011	By:	/s/ William C. Erbey
		Name:	William C. Erbey
		Title:	President